Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Western Copper and Gold Corporation (“Company”)

Suite 907 – 1030 West Georgia Street

Vancouver, BC V6E 2Y3

Item 2. Date of Material Change

February 11, 2026 and February 12, 2026

Item 3. News Releases

News releases were disseminated through Canada Newswire on February 11, 2026 and February 12, 2026 and subsequently filed under the Company’s profile on SEDAR+.

Item 4. Summary of Material Change

The Company has agreed to issue, on a bought deal basis, 19,277,500 common shares at a price of $4.15 per share for gross proceeds of $80,001,625.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On February 11, 2026, the Company announced that it had entered into an agreement with Stifel Nicolaus Canada Inc. (“Stifel Canada”), on behalf of a syndicate of Underwriters (the “Underwriters”), under which the Underwriters agreed to purchase from the Company, on a bought deal basis, 12,048,400 common shares of the Company (the “Common Shares”) at a price of $4.15 per Common Share for gross proceeds of $50,000,860 (the “Offering”). The Company granted the Underwriters an option (the “Over-Allotment Option”), exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 1,807,260 Common Shares.

Subsequently, on February 12, 2026, the Company announced that it had entered into an amended agreement with Stifel Canada, on behalf of the Underwriters, to upsize the Offering, pursuant to which the Underwriters agreed to purchase from the Company, on a bought deal basis, 19,277,500 Common Shares at a price of $4.15 per Common Share for gross proceeds of $80,001,625. The Over-Allotment Option was increased to allow the Underwriters to purchase up to an additional 2,891,625 Common Shares. If the Over-Allotment Option is exercised in full, an additional C$12,000,243.75 in gross proceeds will be raised pursuant to the Offering and the aggregate gross proceeds of the Offering will be approximately C$92,001,869.

The net proceeds from the sale of the Common Shares are expected to be used to advance permitting and engineering activity at the Company’s Casino Project in the Yukon and for general corporate and working capital purposes.

The Offering will be made by way of a short form prospectus (together with any amendments thereto, the “Prospectus”) filed in all of the provinces of Canada, except Québec, and in the United States pursuant to a prospectus filed as part of a registration statement on Form F-10 (together with any amendments thereto, the “Registration Statement”) under the Canada/U.S. multi-jurisdictional disclosure system. The Prospectus and the Registration Statement are subject to completion and amendment. Such documents contain important information about the Offering.

The Registration Statement relating to the Common Shares has been filed with the United States Securities and Exchange Commission but has not yet become effective. The Common Shares to be sold pursuant to the Offering described in this material change report may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. Before readers invest, they should read the Prospectus in the Registration Statement and other documents the Company has filed with Canadian regulatory authorities and the United States Securities and Exchange Commission for more complete information about the Company and the Offering. The Prospectus is available on SEDAR+ at www.sedarplus.ca. The Registration Statement is available on EDGAR at www.sec.gov. Alternatively, the Prospectus and the Registration Statement may be obtained, for free upon request, from Stifel Canada at 161 Bay Street, Suite 3800, Toronto, Ontario, Canada M5J 2S1 or by email at syndprospectus@stifel.com.

The Offering is expected to close on or about February 26, 2026 and is subject to the Company receiving all necessary regulatory approvals, including that of the Toronto Stock Exchange and the NYSE American LLC.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

There is no information of a material nature that has been omitted.

Item 8. Executive Officer

Contact:  Mike Psihogios

Phone:   (416) 476-7627

Item 9. Date of Report

February 13, 2026

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This material change report contains certain forward-looking statements concerning the gross proceeds of the Offering and the use of proceeds from the Offering, the Over-Allotment Option, the necessary regulatory approvals required for the Offering being received and the expected closing date of the Offering. Statements that are not historical fact are “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” as that term is defined in National Instrument 51-102 of the Canadian Securities Administrators (collectively, “forward-looking statements”). Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. The material factors or assumptions used to develop forward-looking statements include, but are not limited to, the assumptions that all regulatory approvals of the Offering will be obtained in a timely manner; all conditions precedent to completion of the Offering will be satisfied in a timely manner; and that market or business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of the Company and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties related to raising sufficient capital in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in the Company’s AIF and Form 40-F, including those under the heading “Risk Factors” and other information released by the Company and filed with the applicable regulatory agencies.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.